FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 October 2011

HSBC TO SELL CANADIAN PRIVATE EQUITY FUND MANAGEMENT AND MEZZANINE DEBT BUSINESSES

HSBC Holdings plc, through its wholly owned subsidiary HSBC Capital (Canada) Inc. ("HSBC Capital"), has agreed to sell its Canadian private equity fund management and mezzanine debt business to Fulcrum Capital Partners Inc., a new company formed for the purpose by members of HSBC Capital's current management team. The business being disposed of had gross assets of approximately C$2m (US$2m) at 30 June 2011.

Since 1994 HSBC Capital has made private equity and mezzanine finance investments of approximately C$1bn in 120 companies, primarily in the Canadian mid-market.

Fulcrum Capital Partners will provide private equity and mezzanine debt fund management services to HSBC Bank Canada.

Completion of the transaction, which is expected in the fourth quarter of 2011, is conditional on regulatory approval and obtaining consents from the investors in the funds advised by the business, among other matters.

Media enquiries to:

Jezz Farr	+44 (0)20 7991 3124	jezz.farr@hsbc.com

Investor Relations enquiries to:

Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com

Notes to editors:

1. HSBC Capital (Canada) Inc.
HSBC Capital (Canada) Inc. is the wholly-owned merchant banking subsidiary of HSBC Bank Canada and provides equity capital, mezzanine debt and bridge debt to the mid-market to support such things as management buyouts, acquisitions, corporate growth, financial restructurings, and project/property financings. HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has approximately 8,000 employees and more than 260 offices, including over 140 bank branches, and is the leading international bank in Canada. For more information about HSBC Bank Canada and its products and services, visit www.hsbc.ca.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 03 October, 2011